SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31714; File No. 812-14336]

Horace Mann Life Insurance Company, et al; Notice of Application

July 13, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants: Horace Mann Life Insurance Company ("Horace Mann"), and Horace Mann Life

Insurance Company Separate Account and Horace Mann Life Insurance Company Qualified

Group Annuity Separate Account (collectively, the "Separate Accounts," and together with

Horace Mann, the "Applicants").

Summary of Application: The Applicants seek an order pursuant to Section 26(c) of the 1940

Act approving the substitution of shares issued by certain investment portfolios (the "Existing

Portfolios") of registered investment companies with shares of certain investment portfolios (the

"Replacement Portfolios") of registered investment companies, under certain variable annuity

contracts (the "Contracts"), each funded through the Separate Accounts.

Filing Date: The application was filed on July 25, 2014, and amended on January 14, 2015, and

May 27, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 6, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the 1940 Act, hearing requests

should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing

on the matter, the reason for the request, and the issues contested. Persons who wish to be

notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: Elizabeth E. Arthur, Esq., Maureen Bolinger, Horace

Mann Life Insurance Company, One Horace Mann Plaza, Springfield, Illinois 62715.

For Further Information Contact: Michael S. Didiuk, Senior Counsel, at (202) 551-6839, or

Holly L. Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Horace Mann is a stock life insurance company organized under the laws of Illinois. Horace Mann is engaged in the sale of individual and group life insurance and annuity contracts on a non-participating basis. Horace Mann is an indirect wholly owned subsidiary of Horace Mann Educators Corporation, a publicly-held insurance holding company traded on the New York Stock Exchange. Horace Mann established the Horace Mann Life Insurance Company Separate Account on October 9, 1965, under Illinois law, and established the Horace Mann Life Insurance Company Qualified Group Annuity Separate Account on October 16, 2006, under Illinois law.

2.   Each of the Separate Accounts meets the definition of "separate account" as defined in Section 2(a)(37) of the 1940 Act. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts. The assets of the Separate Accounts support the Contracts, and interests in the Separate Accounts offered through such Contracts have been registered under the Securities Act of 1933 ("1933 Act") on Form N-4. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts. Horace Mann is the legal owner of the assets in the Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of Horace Mann.

3.   The Contracts are issued either as individual or group contracts, with group contract participants acquiring certain ownership rights as described in the group contract or plan documents. Contract owners and participants in group contracts (each a "Contract owner") may allocate some or all of their Contract value to one or more subaccounts available as investment options under their respective Contract. Each subaccount corresponds to a portfolio of an

underlying registered open-end management investment company in which the Separate Account

invests. A Contract owner may also invest some or all of his/her Contract value to a fixed

account investment option, which is supported by assets of Horace Mann's general account.

4. The Applicants state that under the Contracts, Horace Mann reserves the right to

substitute shares of one portfolio for shares of another portfolio if: (i) shares of a registered open-

end management investment company are no longer available for investment by the Separate

Account; or (ii) Horace Mann determines that further investments in a registered open-end

management investment company are inappropriate in view of the purposes and objectives of a

Contract.

5. The Applicants propose the substitution of shares of the Existing Portfolios with

shares of the Replacement Portfolios under the Contracts, each funded through the Separate

Accounts. The Separate Accounts are segmented into subaccounts, and certain of these

subaccounts invest in the Existing Portfolios. Each subaccount's income, gains, and losses,

whether or not realized, are credited to or charged against the amounts allocated to that

subaccount in accordance with the terms of the Contracts without regard to other income, gains,

or losses of the remaining subaccounts or of Horace Mann. The Applicants state that the

proposed substitutions involve redeeming shares of the Existing Portfolios for cash. The

proceeds of such redemptions will then be used to purchase shares of the corresponding

Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of

its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

6. Applicants propose, as set forth below, to substitute shares of the Replacement

Portfolios for shares of the Existing Portfolios ("Substitutions"):

Sub. No.	Existing Portfolio	Replacement Portfolio
1.	Wilshire Mutual Funds Inc. - Wilshire 5000 Index^{SM} Fund – Institutional Class	Variable Insurance Products Fund II - Index 500 Portfolio – Service Class 2
2.	Wilshire Mutual Funds Inc. - Wilshire 5000 Index^{SM} Fund – Investment Class	
3.	Variable Insurance Products Fund IIII - Growth & Income Portfolio – Service Class 2	
4.	Davis Variable Account Fund, Inc. - Davis Value Portfolio	
5.	T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio – II	
6.	Wilshire Large Company Value Portfolio – Investment Class	
7.	Fidelity Variable Insurance Products Fund - Growth Portfolio – Service Class 2	
8.	Wilshire Mutual Funds Inc. - Wilshire Large Company Growth Portfolio – Institutional Class	
9.	Wilshire Large Company Growth Portfolio – Investment Class	
10.	Delaware VIP Trust - Delaware VIP U.S. Growth Series – Service Class	
11.	AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Large Cap Growth Portfolio – Class B	
12.	Dreyfus Investment Portfolios - Dreyfus MidCap Stock Portfolio – Service Shares	Calvert VP S&P MidCap 400 Index Portfolio – Class F
13.	Variable Insurance Products Fund III - Mid Cap Portfolio – Service Class 2	
14.	Rainier Investment Management Mutual Funds - Rainier Small/Mid Cap Equity Fund – Original Shares	
15.	Aerial Investment Trust - Ariel Appreciation Fund – Investor Class	

Sub. No.	Existing Portfolio	Replacement Portfolio
16.	Goldman Sachs Variable Insurance Trust - Goldman Sachs Mid Cap Value Fund – Service Shares	
17.	American Century Variable Portfolios, Inc. - VP Mid Cap Value Fund – Class 1	
18.	Wells Fargo Variable Trust – Wells Fargo Advantage VT Opportunity Fund – Class 2	
19.	AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio – Class B	
20.	Aerial Investment Trust - Ariel Fund – Investor Class	
21.	Lord Abbet Series Fund, Inc. - Growth Opportunities Portfolio – Class VC	
22.	Putnam Variable Trust - Putnam VT Multi-Cap Growth Fund – Class IB	
23.	Delaware VIP Trust - Delaware VIP Smid Cap Growth Series – Service Class (formerly Delaware VIP Growth Opportunities Series, Service Class)	
24.	Goldman Sachs Variable Insurance Trust - Goldman Sachs Small Cap Equity Insights Fund – Institutional Shares	Dreyfus Small Cap Stock Index Portfolio – Service Shares
25.	Lazard Retirement Series, Inc. - Lazard Retirement US Small-Mid Cap Equity Portfolio – Service Shares	
26.	Neuberger Berman Equity Funds - Neuberger Berman Genesis Fund – Advisor Class	
27.	T. Rowe Price Small-Cap Stock Fund, Inc. - T. Rowe Price Small-Cap Stock Fund – Advisor Class	
28.	T. Rowe Price Small-Cap Value Fund, Inc. - T. Rowe Price Small-Cap Value Fund – Advisor Class	
29.	Wilshire Small Company Value Portfolio – Investment Class	
30.	Royce Capital Fund - Royce Small-Cap Portfolio – Investment Class	

Sub. No.	Existing Portfolio	Replacement Portfolio
31.	AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small Cap Growth Portfolio – Class B	
32.	Wilshire Mutual Funds Inc. - Wilshire Small Company Growth Portfolio – Investment Class	
33.	Delaware VIP Trust - Delaware VIP REIT Series – Service Class	Variable Insurance Products Fund IV - Real Estate Portfolio – Service Class 2
34.	Fidelity Variable Insurance Products Fund - High Income Portfolio – Service Class 2	Franklin Templeton Variable Insurance Products Trust - High Income VIP Fund – Class 2
35.	ALPS Variable Investment Trust - Ibbotson Conservative ETF Asset Allocation Portfolio – Class II	Fidelity VIP V - FundsManager 20% Portfolio – Service Class 2
36.	ALPS Variable Investment Trust - Ibbotson Income and Growth ETF Asset Allocation Portfolio – Class II	Fidelity VIP V - FundsManager 50% Portfolio – Service Class 2
37.	ALPS Variable Investment Trust - Ibbotson Balanced ETF Asset Allocation Portfolio – Class II	Fidelity VIP V - FundsManager 60% Portfolio – Service Class 2
38	ALPS Variable Investment Trust - Ibbotson Growth ETF Asset Allocation Portfolio – Class II	Fidelity VIP V - FundsManager 70% Portfolio – Service Class 2
39.	ALPS Variable Investment Trust - Ibbotson Aggressive Growth ETF Asset Allocation Portfolio – Class II	Fidelity VIP V - FundsManager 85% Portfolio – Service Class 2
40.	Fidelity Variable Insurance Products Fund II - Emerging Markets Portfolio – Service Class 2	American Funds Insurance Series - New World Fund – Class 4

7.   The Applicants state that the proposed Substitutions involve substituting a Replacement Portfolio for an Existing Portfolio with very similar—and at times, substantially identical—investment objectives, investment strategies, and principal risks and therefore the expectations of Contract owners will continue to be met after the proposed Substitutions. The Applicants state that the performance for the Replacement Portfolios is at least comparable to that of the Existing Portfolios. Additional information for each Existing Portfolio and the

corresponding Replacement Portfolio, including investment objectives, principal investment strategies, principal risks, and performance can be found in the application.

8. Applicants represent that Contract owners with Contract value allocated to the subaccounts of the Existing Portfolios will have the same or lower total net annual operating expenses (i.e. total annual portfolio operating expenses *after* taking into account any fee waiver or expense reimbursement) after the proposed Substitutions as before the proposed Substitutions (based on the periods covered by the most recent prospectuses for the Existing and Replacement Portfolios), except for the following Substitutions:[1]

Sub. No.	Existing Portfolio	Replacement Portfolio
37	ALPS Variable Insurance Trust - Ibbotson Balanced ETF Asset Allocation Portfolio	Fidelity VIP V - FundsManager 60% Portfolio
38	ALPS Variable Insurance Trust - Ibbotson Growth ETF Asset Allocation Portfolio	Fidelity VIP V - FundsManager 70% Portfolio
39	ALPS Variable Insurance Trust - Ibbotson Aggressive Growth ETF Asset Allocation Portfolio	Fidelity VIP V - FundsManager 85% Portfolio

Horace Mann represents that it will solicit approval for proposed Substitutions #37, #38 and #39 from the respective Contract owners owning interests in the applicable subaccount.

Further, Applicants represent that each Replacement Portfolio has a combined management and 12b-1 fee that is less than or equal to that of the Existing Portfolio, except for the following Substitution:

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[1] For Substitution #36 the total annual operating expenses of the Replacement Portfolio for the period covered by the most recent prospectus dated April 30, 2015, were lower than those of the Existing Portfolio for the same period only after taking into account any contractual fee waivers/expense reimbursement applied under the Replacement Portfolio.

Sub. No.	Existing Portfolio	Replacement Portfolio
1.	Wilshire Mutual Funds Inc. - Wilshire 5000 Index^{SM} Fund	Variable Insurance Products Fund II - Index 500 Portfolio

Horace Mann represents that it will solicit approval with respect to the Substitution involving the Wilshire 5000 Index^{SM} Fund from Contract owners owning interests in the subaccount.

9.   The Applicants state that the Substitutions proposed are part of an overall business goal of Horace Mann to improve the administrative efficiency and cost effectiveness, as well as the attractiveness to investors, of its Contracts. Horace Mann asserts that it has determined that a more streamlined array of investment options, concentrated in fewer fund families, would permit Horace Mann to lower its costs of administering the Contracts, increase its operational and administrative efficiencies, and create a more manageable investment process for Contract owners.

10.   The Applicants represent that Contract owners will also be notified of this Application by means of a prospectus supplement or other communication ("Pre-Substitution Notice") for each of the Contracts. The Pre-Substitution Notice will notify Contract owners of Horace Mann's intent to implement the Substitutions; will notify Contract owners that Horace Mann has filed this Application to obtain the necessary approval from the Commission to effect the Substitutions; and will set forth the anticipated Substitution Date. In addition, the Pre-Substitution Notice will: (a) advise Contract owners that Contract values attributable to investments in the Existing Portfolios will be transferred to the Replacement Portfolios, without any charge that would otherwise apply (including sales charges or surrender charges) and without being subject to any limitations on transfers, on the Substitution Date; (b) state that, from

May 1, 2015, through the date 30 days after the Substitutions, Contract owners may make one transfer of Contract value from the subaccounts investing in the Existing Portfolios (before the Substitution Date) or the Replacement Portfolios (after the Substitution Date) to any other available investment option under the Contract without any charge that would otherwise apply (including sales charges or surrender charges) and without imposing any transfer limitations; and (c) inform Contract owners that, except as described in the market timing/short-term trading provisions of the relevant prospectus, Horace Mann will not exercise any right it may have under the Contracts to impose additional restrictions on transfers between the subaccounts under the Contracts, including any limitation on the number of transfers permitted, for a period beginning on May 1, 2015, through the date 30 days following the Substitution Date. Applicant further states that at least 30 days before the Substitution Date all affected Contract owners will have received the most recent prospectus for each applicable Replacement Portfolio. Finally, within five (5) business days following the Substitution Date, Contract owners affected by the Substitution will receive a written confirmation that the Substitutions were carried out as previously notified. This confirmation will restate the information set forth in the Pre-Substitution Notice and will include the before and after account values.

11. Each proposed Substitution will take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder, with no change in the amount of any Contract owner's Contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts. The procedures to be implemented are sufficient to assure that each Contract owner's cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution. Contract owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or Horace Mann's

obligations under the Contracts be altered in any way, and the Substitutions will not change

Contract owners' insurance benefits under the Contracts.

12.   The proposed Substitution will be effected on the Substitution Date by having the

Separate Accounts redeem shares of the Existing Portfolios for cash.[2] The proceeds of such

redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as

each subaccount of the Separate Accounts will invest the proceeds of its redemption from the

Existing Portfolios in the applicable Replacement Portfolios. Redemption requests and purchase

orders will be placed simultaneously so that Contract values will remain fully invested at all

times.

13.   Horace Mann will pay all expenses incurred in connection with the Substitutions,

including legal, accounting, transactional, and other fees and expenses, including brokerage

commissions. Contract owners will not incur any fees or charges as a result of the Substitutions,

nor will their rights or Horace Mann's obligations under the Contracts be altered in any way, and

the Substitutions will not change Contract owners' insurance benefits under the Contracts. The

Substitutions will not cause the contract fees and charges currently being paid by Contract

owners to be greater after the Substitution than before the Substitution.

14.   The Applicants represent that Horace Mann will take further steps to ensure that

those Contract owners for whom the total annual operating expense ratio of the Replacement

Portfolio was appreciably higher than that of the Existing Portfolio do not incur higher expenses

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[2]   To the extent that there are any in-kind redemptions, such redemptions will be effected in accordance with
the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group (pub.
avail. Dec. 28, 1999).

    In the event that a Replacement Portfolio or its investment adviser declines to accept, on behalf of the
Replacement Portfolio, securities redeemed in-kind by an Existing Portfolio, such Existing Portfolio will instead
provide cash equal to the value of the declined securities so that the Contract owner's contract values will not be
adversely affected or diluted.

for a period of two years after the Substitution. More specifically, for two years following the Substitution Date, Horace Mann will reimburse those who were Contract owners on the Substitution Date and who, as a result of a Substitution, had Contract value allocated to a subaccount investing in a Replacement Portfolio such that the Replacement Portfolio's net annual operating expenses (taking into account any fee waivers and expense reimbursements) for such period will not exceed, on an annualized basis, the net annual operating expenses (taking into account any fee waivers and expense reimbursements) of the corresponding Existing Portfolio as of the Existing Portfolio's most recent fiscal year preceding the Substitution Date. Any adjustments will be made at least on a quarterly basis.

Legal Analysis:

1.   Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

2.   The Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns that Congress intended to address when the 1940 Act was amended to include this provision. As described in the application, each Replacement Portfolio and its corresponding Existing Portfolio have similar, and in some cases substantially similar or identical, investment objectives and strategies. The application also states that, except for three Substitutions noted in the application,

the Existing Portfolios will have the same or lower total net annual operating expenses after the proposed Substitutions as before the proposed Substitutions. The application states further that the Existing Portfolios and the Replacement Portfolios have similar, and in many cases substantially similar, investment policies and risks. Applicants believe that, to the extent that differences in risks and strategies do exist, these differences do not introduce Contract owners to materially greater risks than before the Substitution.

3.	Applicants also maintain that the ultimate effect of the Substitutions would be to continue to provide Contract owners with a wide array of investment options and managers, while at the same time increasing administrative efficiencies of the Contracts and streamlining and simplifying the investment line-up available to Contract owners under the affected Contracts.

4.	Applicants state that the Contracts and the Contract prospectuses disclose that Horace Mann has reserved the right under the Contracts to substitute shares of another underlying registered open-end management investment company for one of the current underlying registered open-end management investment companies offered as an investment option under the Contracts.

5.	Applicants also assert that the proposed Substitutions are not of the type that Section 26(c) was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts. In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts.

6.   The proposed Substitutions will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other "market timing" activity) that may otherwise have been imposed for a period beginning on May 1, 2015, and ending no earlier than 30 days after the Substitution. Applicants posit that this reduces the likelihood of being invested in an undesired underlying registered open-end management investment company, with the discretion remaining with the Contract owners.

7.   Applicants state that the proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the proposed Substitutions will not affect the type of benefits offered by Horace Mann under the Contracts, or numerous other rights and privileges associated with the Contracts.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitutions will not be effected unless the Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	The Applicants or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions.

3.	The Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.	The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

5.	The rights or obligations of the Applicants under the Contracts of affected Contract owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts.

6.	Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, Horace Mann will not exercise any right it may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of Existing Portfolios with the Replacement Portfolios; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Applicants will also deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

8.   Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

9.   For two years following the Substitution Date, Horace Mann will reimburse those who were Contract owners on the Substitution Date and who, as a result of a Substitution, had Contract value allocated to a subaccount investing in a Replacement Portfolio such that the Replacement Portfolio's net annual operating expenses (taking into account any fee waivers and expense reimbursements) for such period will not exceed, on an annualized basis, the net annual operating expenses (taking into account any fee waivers and expense reimbursements) of the corresponding Existing Portfolio as of the Existing Portfolio's most recent fiscal year preceding the Substitution Date. Any adjustments will be made at least on a quarterly basis. In addition, for a period of at least two years following the Substitution Date, the Applicants will not increase the Contract fees and charges—including asset based charges such as mortality and expense risk

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charges deducted from the subaccounts—that would otherwise be assessed under the terms of Contracts that are in force on the Substitution Date.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary